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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                            Financial Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   31738T100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Michael P. Devine
                         Dime Community Bancshares, Inc.
                              209 Havemeyer Street
                            Brooklyn, New York 11211
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 18, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].




Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages
                            Exhibit Index on Page 15

CUSIP No.  31738T100               SCHEDULE 13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dime Community Bancshares, Inc.
       IRS Identification No.11-3297463
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             354,627**
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              354,627**
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         354,627**

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO


--------------------------------------------------------------------------------

----------
* Beneficial ownership of 339,627 shares reported herein is being so reported solely as a result of the Option Agreement described in Item 4. The number of such shares is based upon 19.9% of the 1,706,666 shares of Financial Bancorp, Inc. Common Stock outstanding as of July 15, 1998. Dime Community Bancshares, Inc. expressly disclaims beneficial ownership of such 339,627 shares.


                               Page 2 of 15 Pages

Item 1. Security and Issuer

     The securities to which this Schedule 13D relate are the shares of common stock, par value $0.01 per share ("Common Stock"), in Financial Bancorp, Inc. (the "Issuer"), a Delaware corporation having its principal executive offices at 42-25 Queens Boulevard, Long Island City, New York 11104.


Item 2. Identity and Background

     This Schedule 13D is being filed by Dime Community Bancshares, Inc., a Delaware corporation ("Dime Community"). The principal business of Dime Community currently consists of the operation of its wholly owned subsidiary, The Dime Savings Bank of Williamsburgh, a federally chartered savings bank (the "Bank"). The principal business office of Dime Community and the Bank is located at 209 Havemeyer Street, Brooklyn, New York 11211. The names of the directors and executive officers of Dime Community and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

     During the last five years, neither Dime Community nor, to the best of its knowledge, any of the persons listed in Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     As more fully described in Item 4, the Issuer has granted to Dime Community an option pursuant to which Dime Community has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 339,627 shares of Common Stock (subject to adjustment in certain circumstances) at a price of $32.00 per share (the "Option"). Certain terms of the Option are summarized in
Item 4. If the Option were exercisable and Dime Community were to exercise the Option on the date hereof, the funds required to purchase the Common Stock issuable upon such exercise would be approximately $10,868,064. It is currently anticipated that such funds would be derived from working capital, dividends from the Bank, a loan from an unaffiliated bank or other financial service company, other borrowings or selected sale of investment securities.


                               Page 3 of 15 Pages

Item 4. Purpose of Transaction

     Dime Community is seeking to acquire in the Issuer pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

     The Merger Agreement. Dime Community and the Issuer have entered into an Agreement and Plan of Merger, dated as of July 18, 1998 (the "Merger Agreement"), providing for, among other things, the merger of the Issuer with and into Dime Community, with Dime Community being the surviving corporation (the "Merger" and the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock shall become and be converted into the right to receive, at the election of the holder thereof (subject to the allocation and proration provisions of the Merger Agreement), either cash or shares of common stock of Dime Community, par value $0.01 per share, having a value of $40.50 per share, subject to adjustment as set forth in the Merger Agreement.

     Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including the approval of the stockholders of the Issuer and the approval of appropriate regulatory agencies.

     The Option Agreement. Concurrently with the execution of the Merger Agreement, Dime Community and the Issuer entered into a Stock Option Agreement, dated as of July 18, 1998 (the "Option Agreement"). Dime Community required the Issuer to grant the Option as a condition to Dime Community entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Dime Community for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a Purchase Event or Preliminary Purchase Event (both as defined below) occurs and (ii) increasing the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Issuer granted Dime Community the Option, which provides for the purchase, under certain specified circumstances, of up to 339,627 shares (the "Option Shares"), but in no event may the number of Option Shares for which the Option is exercised exceed 19.9% of the issued and outstanding Common Stock, at a price of $32 per share, subject to adjustment in certain circumstances.

     Subject to applicable law and regulatory restrictions and provided that (i) Dime Community is not in material breach of the agreements or covenants contained in the Option Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of Option Shares issued by any court of competent jurisdiction in the United States is in effect, Dime Community may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event; provided, however, that the Option will terminate and be of no further force or effect upon the earliest to occur of the following (each an "Exercise Termination Event"): (A) the Effective Time, (B) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by Dime Community as a result of a breach by the Issuer of any covenant of the Issuer in the Merger Agreement (a termination of the Merger Agreement by Dime Community pursuant to such Section of the Merger Agreement

                               Page 4 of 15 Pages
being referred to herein as a "Default Termination"), (C) 12 months after a Default Termination or (D) 12 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; provided, however, that any purchase of shares upon exercise of the Option will be subject to compliance with applicable law.

          "Purchase Event" means any of the following events:

          (i) Without Dime Community's prior written consent, the Issuer shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or the Issuer shall have entered into an agreement with any person (other than Dime Community or any subsidiary of Dime Community) to effect (A) a merger, consolidation or similar transaction involving the Issuer or any of its significant subsidiaries,
     (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of the Issuer or any of its significant subsidiaries representing in either case all or substantially all of the consolidated assets or deposits of the Issuer and its subsidiaries or (C) the issuance, sale or other disposition by the Issuer of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of the Issuer or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition
     Transaction");  provided,  however,  that in no  event  shall  any  merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of the Subsidiaries of the Issuer, or involving only any two or more of such Subsidiaries be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement; or

          (ii) Any person (other than Dime Community or any subsidiary of Dime Community) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which Dime Community or any subsidiary of Dime Community is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the voting power of the Issuer or any of its significant subsidiaries.

          "Preliminary Purchase Event" means any of the following events:

          (i) Any person (other than Dime Community or any subsidiary of Dime Community) shall have commenced (as such term is defined in Rule 14d-2, promulgated under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of the Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of the Common Stock (such an offer being referred to as a "Tender Offer" or an "Exchange Offer," respectively); or


                               Page 5 of 15 Pages

          (ii) The stockholders of the Issuer shall not have approved the Merger Agreement by the requisite vote at the stockholders meeting of the Issuer called for that purpose ("Company Meeting"), the Company Meeting shall not have been held or shall have been canceled prior to termination of the Plan or the Issuer's Board of Directors shall have publicly withdrawn or modified in a manner adverse to Dime Community the recommendation of the Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Dime Community or any subsidiary of Dime Community) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction (which solely for purposes of the definition of a Preliminary Purchase Event shall have the same meaning as set forth in the definition of a Purchase Event except that the reference to 20% shall be changed to 10%) or (B) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act of 1933, as amended, the Bank Holding Company Act, as amended, the Bank Merger Act, as amended or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

          (iii) Any person (other than Dime Community or any subsidiary of Dime Community) shall have made a bona fide proposal to the Issuer or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

          (iv) After a proposal is made by a third party to the Issuer or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to the Issuer to make such a proposal if the Merger Agreement terminates, the Issuer shall have breached any covenant or agreement contained in the Merger Agreement and such breach (x) would entitle Dime Community to terminate the Merger Agreement under Section 9.1(f) thereof and (y) shall not have been cured prior to the Notice Date (as defined below).

     Under applicable law and in connection with the Option Agreement, Dime Community may be required to obtain the approval of the Office of Thrift Supervision, Federal

                               Page 6 of 15 Pages

Deposit Insurance Corporation or other governmental authority prior to acquiring 5% or more of the Shares.

     Neither the Option Agreement nor any of the rights, interests or obligations thereunder or under the Option may be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Dime Community may assign the Option Agreement to a wholly-owned subsidiary of Dime Community and Dime Community may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, the Option Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     In addition, any Common Stock purchased upon exercise of the Option may be resold by Dime Community pursuant to registration rights under the Option Agreement.

     In the event of any change in the Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, exercise of the Company Rights or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing any such transaction so that Dime Community will receive, upon exercise of the Option, the number and class of shares or other securities or property that Dime Community would have received in respect of the Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional Common Stock is issued after the date of the Option Agreement (other than pursuant to an event described in the first sentence of this paragraph, upon exercise of any option to purchase Common Stock outstanding on the date of the Option Agreement or upon conversion into Common Stock of any convertible security of the Issuer outstanding on the date of the Option Agreement), the number of shares of Common Stock subject to the Option will be adjusted so that, after such issuance, the Option, together with any shares of Common Stock previously issued pursuant thereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     Except as otherwise provided as otherwise provided in the Option Agreement, the request of Dime Community at any time commencing upon the first occurrence of a Repurchase Event (as defined in the Option Agreement) and ending 12 months immediately thereafter, the Issuer will be required to repurchase from Dime Community (a) the Option and (b) all shares of Common Stock purchased by Dime Community pursuant to the Option Agreement with respect to which Dime Community then has beneficial ownership. The date on which Dime Community exercises its repurchase right under the Option Agreement is referred to as the "Section 8 Request Date." Such repurchase will be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

          (a) The aggregate purchase price paid by Dime Community for any shares of Common Stock acquired pursuant to the Option with respect to which Dime Community then has beneficial ownership;


                               Page 7 of 15 Pages

          (b) The excess, if any, of (1) the Applicable Price (as defined below) for each share of Common Stock over (2) the purchase price (subject to adjustment pursuant to the Option Agreement), multiplied by the number of shares of Common Stock with respect to which the Option has not been exercised; and

          (c) The excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7 of the Option Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the closing date therefor has not occurred, payable) by Dime Community for each share of Common Stock with respect to which the Option has been exercised and with respect to which Dime Community then has beneficial ownership, multiplied by the number of such shares.

     Notwithstanding the foregoing, to the extent that prior notification to or approval of any Regulatory Authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Dime Community shall have the ongoing option to revoke its request for repurchase pursuant to
Section 8 of the Option Agreement, in whole or in part, or to require that the Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Regulatory Authority disapproves of any part of the Issuer's proposed repurchase pursuant to Section 8 of the Option Agreement, the Issuer shall promptly give notice of such fact to Dime Community and Dime Community shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Dime Community shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Section 8 Request Date less the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) of the Option Agreement. Dime Community shall notify the Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything therein to the contrary, in the event that the Issuer delivers to Dime Community written notice accompanied by a certification of the Issuer's independent auditor each stating that a requested repurchase of Common Stock would result in the recapture of the Issuer's bad debt reserves under the Internal Revenue Code of 1986, as amended, Dime Community's repurchase request shall be deemed to be automatically revoked.

     For purposes of the Option Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Common Stock paid for any such share by the person or groups described in Section 8(d)(i) of the Option Agreement, (ii) the price per share of Common Stock received by holders of Common Stock in connection with any merger, sale or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement,

                               Page 8 of 15 Pages
or (iii) the highest closing sales price per share of Common Stock quoted on The Nasdaq Stock Market ("Nasdaq") (or if the shares of Common Stock are not quoted on Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Dime Community) during the 40 business days preceding the Section 8 Request Date; provided, however, that in the event of a sale of less than all of the Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by Dime Community, divided by the number of shares of Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Dime Community and reasonably acceptable to the Issuer, which determination shall be conclusive for all purposes of the Option Agreement.

     As used in the Option Agreement, "Repurchase Event" shall occur if (i) any person (other than Dime Community or any subsidiary of Dime Community) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3, promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Common Stock, or (iii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement shall be consummated.

     In the event that the Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Dime Community or one of its subsidiaries, and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Dime Community or one of its subsidiaries, to merge into the Issuer and the Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property, or the outstanding shares of Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Dime Community or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Dime Community, to purchase shares of either (A) the Acquiring Corporation (as defined in the Option Agreement), (B) any person that controls the Acquiring Corporation or (C) in the case of a merger described in clause (ii), the Issuer.

     As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, including the ability to be repurchased, with adjustments in the exercise price as set forth in the Option Agreement.


                               Page 9 of 15 Pages

     Notwithstanding any other provision of this agreement, in no event shall Dime Community's Total Profit (as defined in the Option Agreement) exceed $4 million, and, if it otherwise would exceed such amount, Dime Community, at its sole election, shall either (a) deliver to the Issuer for cancellation Option Shares previously purchased by Dime Community, (b) pay cash or other consideration to the Issuer or (c) undertake any combination thereof, so that Dime Community's Total Profit shall not exceed $4 million after taking into account the foregoing actions.

     Other than as indicated above, and as set forth in the Option Agreement and the Merger Agreement, Dime Community does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

Item 5. Interest in Securities of The Issuer

     (a) (i) Dime Community is the beneficial owner of 15,000 shares of Common Stock, or 0.88% of the Common Stock issued and outstanding as of July 15, 1998;

     (ii) The Option. Dime Community also may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Dime Community may exercise the Option only upon the happening of one or more events, none of which has occurred as of the date hereof. See Item 4 hereof. Since the Option is not presently exercisable, Dime Community expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Dime Community has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of Dime Community, none of the persons listed on Schedule I hereto beneficially owns any shares of the Issuer Common Stock.

                               Page 10 of 15 Pages

     (b) (i) Dime Community has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 15,000 shares of Common Stock;

         (ii) The Option. If Dime Community were to exercise the Option, it would have sole power to vote or to direct the vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock.

     (c) The Option. Dime Community acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

     To the best  knowledge  of Dime  Community,  none of the persons  listed on
Schedule I hereto has effected any transactions in the shares of Common Stock during the past 60 days.

     (d) No person other than Dime Community has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed beneficially owned by Dime Community.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Dime Community and the persons listed on Schedule I hereto, and any other person or persons with the respect to the shares of Common Stock, including but not limited to transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     In connection with the Merger Agreement, each director and executive officer of the Issuer will enter into an affiliate agreement (the "Affiliate Agreement") with Dime Community pursuant to which each such person will agree in his or her personal capacity to vote the shares of Common Stock beneficially owned by him or her in favor of the Merger Agreement at the meeting of the Issuer's stockholders called for the purpose of considering the same, to not transfer such shares of Common Stock or shares of Dime Community Common Stock acquired upon consummation of the Merger or otherwise. The form of Affiliate Agreement is attached hereto as Exhibit B to the Merger Agreement and is incorporated herein by reference.

Item 7. Material Required to Be Filed as Exhibits

     2.1 Agreement and Plan of Merger, dated July 18, 1998, by and between Dime Community Bancshares, Inc. and Financial Bancorp, Inc.


                               Page 11 of 15 Pages

     2.2 Stock Option Agreement, dated July 18, 1998, by and between Dime Community Bancshares, Inc. and Financial Bancorp, Inc.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, on behalf of Dime Community, I certify that the information set forth in this statement is true, complete and correct.



                                   DIME COMMUNITY BANCSHARES,
                                   INC.


                                   /s/ Michael P. Devine
                                   ---------------------
                                   By:     Michael P. Devine
                                   Title:  President and Chief Operating Officer

July 27, 1998

                               Page 12 of 15 Pages

                                   SCHEDULE I

                         DIME COMMUNITY BANCSHARES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names, business addresses and present principal occupations of the directors and executive officers of Dime Community Bancshares, Inc. are set forth below. If no business address is given for a director or officer, such director's or officer's business address is 209 Havemeyer Street, Brooklyn, New York, 11211. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                        Present Principal Occupation
       Name                              or Employment and Address
--------------------      ------------------------------------------------------
Vincent F. Palagiano      Chairman and Chief Executive Officer.

Michael P. Devine         President and Chief Operating Officer.

Kenneth J. Mahon          Executive Vice President and Officer.

Timothy B. King           First Vice President and Treasurer.

Michael Pucella           First Vice President and Controller Chief Financial
                          Officer.

Kenneth A. Ceonzo         Vice President and Secretary.

Anthony Bergamo           Director.  Attorney acting as Independent Fiduciary.

George L. Clark, Jr.      Director.  President of George L. Clark Inc. Realtors.

Steven D. Cohn            Director.  Managing partner at Goldberg and Cohn,
                          Esq. Mr. Cohn is also a member of the Board of Directors of Complete Management, Inc., a medical management firm.

Patrick E. Curtin         Director.  Senior partner at Conway Farrell Curtin &
                          Kelly P.C.

Joseph H. Farrell         Director.  Chairman of Conway Farrell Curtin &
                          Kelly P.C.  President of the William F. Casey
                          Foundation.  Trial attorney  for the Roman Catholic
                          Diocese of Brooklyn and Vice President of the New
                          York State Bar Association.

Fred P. Fehrenbach        Director.  President of Consolidated Brokerage
                          Corp. And BF International Corp.

                             Page 13 of 15 Pages

John J. Flynn             Director. Self-employed real estate mortgage broker.
                          Formerly an Executive Vice President of Flushing
                          Savings Bank, FSB.

Malcolm T. Kitson         Director.  Formerly a Vice President at Citibank,
                          N.A.

Stanley Meisels           Director.  Stockbroker with Gruntal & Co. and
                          President of Small Business Electronics Investment
                          Corp.

Louis V. Varone           Director.  Principal at Century 21 Lewis and Clark
                          Realty.



                               Page 14 of 15 Pages

                                  Exhibit Index
                                  -------------

2.1 Agreement and Plan of Merger, dated July 18, 1998, by and between Dime Community Bancshares, Inc. and Financial Bancorp, Inc.

2.2 Stock Option Agreement, dated July 18, 1998, by and between Dime Community Bancshares, Inc. and Financial Bancorp, Inc.


                               Page 15 of 15 Pages